July 25, 2018 VIA EDGAR Alison White, Senior Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
George M. Silfen Partner
T 212-715-9522 F 212-715-8422 GSilfen@KRAMERLEVIN.com	Re:	Fiera Capital Equity Allocation Fund (the “Fund”), a series of Fiera Capital Series Trust (the “Trust”) Registration Statement on Form N-1A File No. 333-205049

1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000
Dear Ms. White:

Set forth below are the above-referenced Fund’s responses to the Staff’s comments received telephonically on June 26, 2018, relating to the Fund’s registration statement on Form N-1A concerning the Fund (the “Registration Statement”), initially filed on May 15, 2018.

The Fund’s responses to the comments are set forth below.  For ease of reference, each comment is set forth in bold font and followed by the corresponding response.  Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.  Appendix A shows various key disclosure changes addressing the comments that are reflected in the Fund’s amended Registration Statement.

KRAMER LEVIN NAFTALIS & FRANKEL LLP	NEW YORK | SILICON VALLEY | PARIS

Alison White, Senior Counsel United States Securities and Exchange Commission July 25, 2018

General Comment

Please provide the completed Fee Table and Expense Example prior to the final filing for review.

See Appendix A.

Fee Table (pg. 1)

Footnote 2: “[T]he Adviser may recoup amounts waived or reimbursed for a period not to exceed three years from the time in which they were waived or reimbursed.” Please specify that the Adviser may recoup amounts waived or reimbursed for up to 3 years from the date on which they were waived or reimbursed.

The requested revision has been made.

Portfolio Turnover (pg. 1)

“The Fund, which has not yet commenced operations, and Underlying Funds . . .” Please define the capitalized term “Underlying Funds” or do not use a defined term.

The requested revision has been made.

Principal Investment Strategies (pg. 2)

First paragraph: “convertible securities”. Please state supplementally whether the Fund intends to invest in contingent convertible securities.

The Fund does not intend to invest in contingent convertible securities.

Please rewrite the first sentence of the third paragraph in more plain english and provide more information on how the Fund decides what to buy and sell in the summary section of the prospectus.

The requested revisions have been made.

Principal Investment Risks (pages 2-4)

Alison White, Senior Counsel United States Securities and Exchange Commission July 25, 2018

Convertible Securities Risk: Consider whether interest rate risk and credit risk should be added to the principal risks of investing in the Fund.

We added disclosure to the principal risks regarding interest rate risk and credit risk as such risks relate to convertible securities.

Fund-of-Funds Risk (pg. 4): “The Fund, and its shareholders, indirectly bear a portion of the expenses of any funds in which the Fund invests.” Please add that shareholders will pay duplicate fees.

The requested disclosure has been added.

Please confirm supplementally that the Adviser will not waive fees for affiliated Underlying Funds.

The Adviser does not currently expect to waive fees of affiliated Underlying Funds beyond waivers for such funds that have already been agreed to.

More Information About the Fund - Principal Investment Strategies (pg. 7)

“The Adviser may sell investments: to adjust the allocation of the Fund’s assets based on the Adviser’s thematic views of the markets/sectors . . .” Please revise to state in more plain english how the Adviser decides to sell an investment.

The requested revision has been made.

More Information About the Fund - Principal Risks (pg. 9)

Fund-of-Funds Risk. “Therefore to the extent that the Fund invests significantly in a particular Underlying Fund, the Fund’s performance would be significantly impacted by the performance of such Underlying Fund.” Consider whether investing significantly in a single fund should be added in the principal strategies. Please advise or revise.

We considered the comment.

Holding Other Kinds of Investments (pg. 12)

“These investments and their risks are described below and/or in the SAI.” Consider removing these non-principal risks from the Prospectus and placing them in the SAI.

We considered the comment.

Alison White, Senior Counsel United States Securities and Exchange Commission July 25, 2018

Transactions in Derivatives (pg. 12)

Confirm that investing in Derivatives is not intended to be a principal investment strategy.

Confirmed.

Primary Service Providers- Investment Adviser (pg. 14)

“A discussion regarding the basis for the Board’s approval of the Advisory Agreement will be available in the Fund’s first report to shareholders.” Please specify the period covered by the report.

The requested disclosure has been added.

Redemptions In Kind (pg. 21)

Pg. 294 of the Liquidity Release asks Registrants to consider disclosing whether redemptions in kind would be made using pro rata slices of portfolio assets, individual securities or representative securities baskets.

We considered the comment.

Small Accounts (pg. 22)

“[T]he Fund may redeem Shares in your account if it has a value of less than a required minimum investment, if such minimum is adopted.” Given that there is a required minimum investment of $10,000, please delete: “if such minimum is adopted.”

The requested deletion has been made.

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Alison White, Senior Counsel United States Securities and Exchange Commission July 25, 2018

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

George M. Silfen

GMS:lf